Securities and exchange commission

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Arotech Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

042682 20 3

(CUSIP Number)

Ephraim Fields

Echo Lake Capital

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 251-3381

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

October 11, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Ephraim Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,304,355
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,304,355
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

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AMENDED SCHEDULE 13D

This Amended Schedule 13D (this “Schedule 13D/A”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission and is being filed by Ephraim Fields and relates to common stock, par value $0.01 per share (the “Common Stock”) of Arotech Corporation, a Delaware corporation (the “Company” or the “Issuer”).

.

Item 1. Security and Issuer

Securities acquired:	Common Stock

Issuer:	Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108

Item 2. Identity and Background

(a)       This Schedule 13D/A is filed by Ephraim Fields (the “Reporting Person”).

(b)       The principal place of business for Ephraim Fields is c/o Echo Lake Capital, 888 Seventh Avenue, 17th Floor, New York, NY 10019.

(c)       Ephraim Fields is the founder of Echo Lake Capital, a value-oriented investment firm focused on U.S. equities. His principal occupation is investing.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Ephraim Fields is a citizen of the United States of America.

Item 3. Source and Amount of Funds

As of the date of this Schedule 13D/A, Ephraim Fields had invested $2,849,729 (inclusive of brokerage commissions) to purchase 1,304,355 shares of Common Stock of the Issuer.

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Item 4. Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, each Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Each Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

Except to the extent discussed herein, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Each Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

As of October 11, 2016, the Reporting Person ceased to be a beneficial owner of more than 5% of the Issuer's Common Stock.

Item 5. Interest in Securities of the Issuer

(a) - (b) Ephraim Fields beneficially owns in the aggregate 1,304,355 shares of Common Stock, which represents approximately 4.9% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 26,438,224 shares of Common Stock issued and outstanding as of August 5, 2016 as reported in the Company’s Form 10-Q filed with the SEC on August 9, 2016.

Ephraim Fields has the sole power to vote or to direct the voting of all such shares described herein.  Mr. Fields has the sole power to dispose or direct the disposition of all such shares described herein.  Mr. Fields does not have shared power to vote or to direct the vote of any such shares described herein, and does not have shared power to dispose or direct the disposition of any such shares described herein.

(c)       Since filing the last amendment to this Statement, Ephraim Fields has effected the following transactions in shares of Common Stock:

Date	Shares Bought/(Sold)	Price
10/7/2016	-8,230	$ 3.32
10/10/2016	-110,620	$ 3.27
10/11/2016	-122,860	$ 3.40

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Ephraim Fields

Ephraim Fields

October 12, 2016

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